02054954

UF 1-15-03

UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER 8-45650

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2001 (MM/DD/YY) AND ENDING September 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sword Securities Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

34 Chambers Street
(No. and Street)

Princeton, NJ 08542
(City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED DEC 26 2002 WASH, D.C. 207

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Sword 609-924-6669
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Withum Smith & Brown
(Name – *if individual, state last, first, middle name*)

100 Overlook Center, Princeton, NJ 08540
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JAN 17 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Sword, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Swôrd Securities Corporation, as of September 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director
Title

Notary Public

KATHLEEN CAMISA, NOTARY PUBLIC OF NEW JERSEY Commission Expires 2/5/2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SWORD SECURITIES CORPORATION

FINANCIAL STATEMENTS

SEPTEMBER 30, 2002

SWORD SECURITIES CORPORATION
CONTENTS TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2002

	Page
Independent Auditors' Report	1
Statements of Financial Condition September 30, 2002 and 2001	2
Statements of Operations and Comprehensive Income (Loss) For the Years Ended September 30, 2002 and 2001	3
Statements of Changes in Stockholder's Equity For the Years Ended September 30, 2002 and 2001	4
Statements of Cash Flows For the Years Ended September 30, 2002 and 2001	5
Notes to Financial Statements	6-8
Supplementary Information:	
Schedules of Computation of Net Capital Pursuant to Rule 15c3-1 September 30, 2002 and 2001	9
Independent Auditors' Supplemantary Report on Internal Accounting Control	10,11

WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

100 Overlook Center
Princeton, New Jersey 08540 USA
609 520 1188 . fax 609 520 9882
www.withum.com

Additional Offices in New Jersey
and Pennsylvania

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Sword Securities Corporation:

We have audited the accompanying statements of financial condition of Sword Securities Corporation as of September 30, 2002 and 2001, and the related statements of operations and comprehensive income (loss), changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America . Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sword Securities Corporation as of September 30, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules of computation of net capital pursuant to Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Withum Smith+Brown

December 2, 2002

SWORD SECURITIES CORPORATION
STATEMENTS OF FINANCIAL CONDITION
SEPTEMBER 30, 2002 AND 2001

	2002	2001
ASSETS		
Cash	$ 595	$ 941
Restricted cash	25,000	25,000
Receivable from correspondent broker	102	5,542
Marketable securities	--	1,979
Prepaid expenses	619	531
Deposits	--	127
Advances to officer	2,524	2,524
Equipment, net of accumulated depreciation of $764 and $255, respectively	764	1,274
TOTAL ASSETS	$ 29,604	$ 37,918
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$ 11,115	$ 7,288
Accounts payable-related party	8,107	19,250
Income taxes payable	452	390
Total Liabilities	19,674	26,928
Stockholder's Equity:		
Common stock, $1 par value; authorized 3,000 shares, issued and outstanding 100 shares	100	100
Additional paid-in capital	76,256	76,256
Accumulated deficit	(66,426)	(65,366)
Total Stockholder's Equity	9,930	10,990
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 29,604	$ 37,918

The Notes to Financial Statements are an integral part of these statements.

SWORD SECURITIES CORPORATION
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED SEPTEMBER 30, 2002 AND 2001

	2002	2001
Revenues:		
Brokerage commissions	$ 60,121	$ 94,945
Interest	458	5,742
Other	14,331	--
Total Revenues	74,910	100,687
Costs and Expenses:		
Commissions	17,078	27,616
Communications and research	2,533	5,588
Trading expenses	1,730	2,283
Regulatory fees	3,399	4,474
Insurance	12,917	8,463
Interest	--	116
Accounting	5,381	5,074
Legal	(316)	4,885
Payroll	13,298	15,224
Payroll taxes	1,035	1,057
Consulting	5,200	3,118
Travel	341	2,126
Business meals and entertainment	4,516	12,269
Telephone	4,050	4,835
Printing and supplies	2,087	1,836
Postage	888	1,384
Miscellaneous	587	560
Dues and subscriptions	(290)	670
Contributions	700	3,375
Depreciation and amortization	510	255
Total Costs and Expenses	75,644	105,208
Loss from Operations	(734)	(4,521)
Other Income (Expense):		
Loss on sale of investments	(545)	(41,615)
Unrealized gain (loss) on marketable securities	621	(1,172)
Loss on disposal of equipment	--	(572)
Total Other Income (Expense), Net	76	(43,359)
Loss Before Provision for (Benefit from) Income Taxes	(658)	(47,880)
Provision for (Benefit from) Income Taxes		
Current	402	(5,509)
Total Provision for (Benefit from) Income Taxes	402	(5,509)
Net Loss	(1,060)	(42,371)
Other Comprehensive Income (Loss):		
Reclassification adjustment for losses included in net loss	--	6,013
Comprehensive Loss	$ (1,060)	$ (36,358)

The Notes to Financial Statements are an integral part of these statements.

SWORD SECURITIES CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 2002 AND 2001

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
Balance, September 30, 2000	$ 100	$ 194,757	$ (22,995)	$ (6,013)	$ 165,849
Reclassification Adjustment for Losses Included in Net Income	--	--	--	6,013	6,013
Withdraw of capital	--	(118,501)	--	--	(118,501)
Net Loss	--	--	(42,371)	--	(42,371)
Balance, September 30, 2001	100	76,256	(65,366)	--	10,990
Net Loss	--	--	(1,060)	--	(1,060)
Balance, September 30, 2002	$ 100	$ 76,256	$ (66,426)	$ --	$ 9,930

The Notes to Financial Statements are an integral part of these statements.

SWORD SECURITIES CORPORATION
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2002 AND 2001

	2002	2001
Cash Flows from Operating Activities:		
Net loss	$ (1,060)	$ (42,371)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities:		
Realized loss on marketable securities	545	41,615
Unrealized gain on marketable securities	(621)	--
Loss on disposal of equipment	--	572
Forgiveness of accounts payable-related party	(14,331)	--
Depreciation and amortization	510	255
Cash provided by (used for) changes in:		
Receivable from correspondent broker	5,440	42,390
Prepaid expenses	(88)	(81)
Deposits	127	--
Accounts payable and accrued expenses	3,827	1,399
Accounts payable-related party	3,188	(1,337)
Income taxes payable	62	(5,749)
Net Cash Provided by (Used for) Operating Activities	(2,401)	36,693
Cash Flows from Investing Activities:		
Repayments from officer	--	1,372
Proceeds from sale of marketable securities	2,985	80,225
Purchase of marketable securities	(930)	(5,039)
Withdraw of contributed capital	--	(118,501)
Net Cash Provided by (Used for) Investing Activities	2,055	(41,943)
Net Decrease in Cash	(346)	(5,250)
Cash at Beginning of Year	941	6,191
Cash at End of Year	$ 595	$ 941

Supplemental Disclosure of Cash Flow Information:

	2002	2001
Cash paid during the year for:		
Interest	--	$ 116
Income taxes	$ 100	$ 240

The Notes to Financial Statements are an integral part of these statements.

SWORD SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies:

Significant accounting policies followed by the Company in the preparation of the accompanying financial statements are summarized below:

A. Nature of Business Operations

Sword Securities Corporation was incorporated in September, 1992 under the laws of the State of Delaware and was registered as a broker-dealer on May 21, 1993 pursuant to Section 15(b) of the Securities Exchange Act of 1934, as amended. The Company is a wholly-owned subsidiary of Wm Sword & Co. Incorporated.

B. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C. Revenue Recognition

In accordance with industry practice, brokerage commissions on securities transactions are recorded on a settlement date basis, generally the third business day following the transaction date. There would be no material effect on the financial statements if such transactions were recorded on the trade date.

D. Depreciation

Depreciation is computed using the straight-line method over the asset's economic useful lives. The depreciable life of the Company's equipment is five years.

E. Income Taxes

Deferred income tax assets and liabilities are recognized for the differences between financial and income tax reporting basis of assets and liabilities based on enacted tax rates and laws. The deferred income tax provision or benefit generally reflects the net change in deferred income tax assets and liabilities during the year.

Note 2 - Restricted Cash:

The Company maintains an escrow account with its clearing broker, Pershing & Company, in the amount of $25,000, pursuant to its clearing agreement,

Note 3 - Receivable from Correspondent Broker:

The receivable from correspondent broker represents commissions earned from another broker-dealer with whom the Company acts as an introducing broker-dealer, forwarding all of the transactions of its customers to the correspondent broker-dealer for clearing on a fully-disclosed basis.

Note 4 – Marketable Securities:

Marketable securities owned consists of investment securities as follows:

	2002	2001
Mutual funds, at cost	$ --	$ 2,600
Unrealized losses	--	(621)
Marketable securities, at market value	$ --	$ 1,979

SWORD SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS

Note 5 - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital amount and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15.0 to 1.0. At September 30, 2002, the Company had net capital of $6,023, which was $1,023 in excess of its required minimum net capital of $5,000. Also, at September 30, 2002, the Company's ratio of aggregate indebtedness to net capital was 3.0 to 1.0.

Note 6 - Special Account for the Exclusive Benefit of Customers:

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" since it meets the requirements of Rule 15c3-3(k)(2)(B), which, among other provisions, requires the Company to clear all transactions with and for customers on a fully-disclosed basis with a clearing broker or dealer, and to promptly transmit all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers.

Note 7 - Income Taxes:

Temporary differences which give rise to significant deferred income tax assets and (liabilities) at September 30, 2002 and 2001 are as follows:

	2002	2001
Assets:		
Capital Loss Carryforwards	$ 8,727	$ 8,604
Valuation Allowance	(8,727)	(8,604)
Deferred Tax Asset, Net	$ --	$ --

The provision for income tax expense (benefit) for the years ended September 30 consist of the following components:

	2002	2001
Federal-Current	$ 62	$ (3,801)
State-Current	340	(1,708)
Deferred	--	--
Total	$ 402	$ (5,509)

The income tax provisions differ from the expected tax computed at the federal statutory rates due to non-deductible expenses, differences between book and tax basis for realized capital gains, and suspended capital loss carryforwards.

SWORD SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS

Note 8 - Related Party Transactions:

Accounts payable-related party of $8,107 and $19,250 at September 30, 2002 and 2001, respectively, is payable to the Company's parent, Wm Sword & Co. Incorporated, who paid expenses on behalf of the Company. During the year ended September 30, 2002, the parent company forgave $14,331 of expenses paid on behalf of the Company, which is presented as other income on the statement of operations.

The Company has advanced an officer $2,524 as of September 30, 2002 and 2001. This advance is non-interest bearing and had no specific repayment terms.

SWORD SECURITIES CORPORATION
SCHEDULES OF COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
SEPTEMBER 30, 2002 AND 2001

	2002	2001
Total Stockholder's Equity	$ 9,930	$ 10,990
Less Nonallowable Assets:		
Deposits	--	127
Other assets	3,143	3,055
Equipment, net	764	1,274
Total Nonallowable Assets	3,907	4,456
Haircuts	--	297
Net Capital	6,023	6,237
Minimum Net Capital Required	5,000	5,000
Net Capital Over Minimum Requirement	$ 1,023	$ 1,237

Reconciliation with Company's Computation, Included in Part II A of Form X-17A-5, as of September 30, 2002 and 2001:

	2002	2001
Net Capital as Reported in Company's September 30, 2002 and 2001 FOCUS Reports	$ 6,475	$ 6,627
Income Taxes Payable	(452)	(390)
Net Capital, as Stated Above	$ 6,023	$ 6,237

See Independent Auditors' Report

WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

100 Overlook Center
Princeton, New Jersey 08540 USA
609 520 1188 . fax 609 520 9882
www.withum.com

Additional Offices in New Jersey
and Pennsylvania

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors,
Sword Securities Corporation:

In planning and performing our audit of the financial statements of Sword Securities Corporation for the year ended September 30, 2002, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13 or (2) in complying with the requirements for prompt payment for securities of section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, The New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Withum Smith + Brown

December 2, 2002